SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution Regarding Woori Financial Group’s Interim Dividend Payment

On July 22, 2022, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution recommending a cash dividend of KRW 150 per common share. The record date is June 30, 2022.

Key Details

1)	Dividend per common share (KRW) : 150
2)	Total dividend amount (KRW) : 109,208,733,750
3)	Record Date : June 30, 2022
4)	Market price dividend rate : 1.2%

•	The market price dividend rate is calculated by using the average market price of the common shares during the one week before the date that is two business days prior to the record date.

•	The total number of shares subject to dividend payment is 728,058,225 shares.

•	In accordance with the Korean Commercial Code, the dividend is expected to be disbursed within one month from the date of the resolution by the board of directors of Woori Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 22, 2022	By: /s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President